United States
Securities and Exchange Commission
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
under the
Securities Exchange Act of 1934

For the month of September, 2009

GRUMA, S.A.B. de C.V. (GRUMA, INC.)
(Translation of Registrant's name into English)

Calzada del Valle Ote. 407
Col. Del Valle, San Pedro Garza Garcia, N.L. Mexico 66220
(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X  Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ___ No  X

   If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

CONTENTS
* Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUMA, S.A.B. de C.V.

By     /s/ Raul Alonso Pelaez Cano

___________________________
Raul Alonso Pelaez Cano
Chief Financial Officer
Date: September 22, 2009

Rogelio Sanchez rsanchezm@gruma.com (52) 81 8399-3312 Lilia Gomez lgomez@gruma.com (52) 81 8399-3324
Monterrey, N.L., Mexico, September 22, 2009	www.gruma.com

GRUMA CONCLUDES NEGOTIATIONS

Monterrey, N.L., Mexico, September 22, 2009. GRUMA, S.A.B. de C.V. (''GRUMA'') (NYSE: GMK, BMV: GRUMAB) announced that it has signed definitive documentation in connection with the amendment of its Ps$3,367 million peso-denominated credit facility from Bancomext (Banco Nacional de Comercio Exterior). The documentation serves to extend the term of the facility, with a grace period of three years, quarterly amortization payments, and a final maturity in the year 2019.

Furthermore, GRUMA announced that the negotiation process of the definitive documentation to convert its foreign exchange derivative instruments, amounting U.S.$738.3 million, into mid and long term loans has been concluded under the terms and conditions announced, and that the documentation of such loans is in the process of being finalized. The corresponding banks are carrying out their procedures for definitive authorization.

Moreover, GRUMA announced that the negotiation process for refinancing its 5-year revolving credit facility with BBVA Bancomer, as agent, for an amount of US$197 million has been concluded under the terms and conditions announced, and that the documentation is in the process of being finalized. The corresponding banks are carrying out their procedures for definitive authorization.

In order to finalize the aforementioned documentation, the term for definitive execution has been extended to September 30, 2009.

GRUMA, S.A.B. de C.V., is one of the world's leading tortilla and corn flour producers. GRUMA was founded in 1949 and is engaged primarily in the production, marketing, distribution, and sale of tortillas, corn flour, and wheat flour. With leading brands in most of its markets, GRUMA has operations in the United States, Mexico, Venezuela, Central America, Europe, Asia, and Australia and exports to approximately 70 countries worldwide. GRUMA is headquartered in Monterrey, Mexico, and has approximately 19,000 employees and 92 plants. In 2008, GRUMA had net sales of US$3.2 billion, of which 71% came from non-Mexican operations.